Exhibit 99.1

SIGMA LITHIUM

SIGMA LITHIUM CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX-MONTH PERIOD ENDED JUNE 30, 2025

SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

INTRODUCTION & BACKGROUND

This management’s discussion and analysis dated as of August 14, 2025 (this “MD&A”) of the financial condition and results of operations of Sigma Lithium Corporation (“Sigma”, “Sigma Lithium” or the “Company”) constitutes management’s review of the key factors that affected the Company’s financial and operating performance for the six-months ended June 30, 2025. This MD&A should be read in conjunction with the audited annual financial statements of the Company for the years ended December 31, 2024 and 2023 together with the notes thereto, and the unaudited condensed interim consolidated financial statements for the six-month periods ended June 30, 2025 and 2024. Results are reported in United States dollars, unless otherwise noted.

The Company’s financial statements and the financial information contained in this MD&A are prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Unless inconsistent with the context, references in this MD&A to the “Company” or “Sigma” are references to the Company and its subsidiaries.

The Company’s office address is 181, Bay Street, Suite 4400, Toronto, Ontario, M5J 2T3, Canada. The Company’s common shares (“Common Shares”) trade under the symbol “SGML” in the United States on Nasdaq and in Canada on the TSX Venture Exchange (“TSXV”). Additionally, Brazilian Depositary Receipts (“BDRs”) trade under the symbol “S2GM34” in Brazil on the B3 exchange.

Further information about the Company and its operations, including the financial statements referred to above and the Company’s annual information form, is available on the Company’s website at www.sigmalithiumcorp.com, at www.sedarplus.ca (SEDAR) and at www.sec.gov (EDGAR).

The information herein should be read in conjunction with the technical report titled “Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, dated March 31, 2025, with an effective date of January 15, 2025, (the “Technical Report”), for the resource and reserve estimates. The Technical Report is compliant with the National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101).

The Technical Report includes information about the Company’s wholly-owned Grota do Cirilo lithium operations (the “Operations”) in Brazil, such as: (i) the mineral reserve and resource estimates for the Xuxa deposit (“Phase 1”), the Barreiro deposit (“Phase 2”) and the Nezinho do Chicão deposit (“Phase 3” and together with Phase 2, "Phase 2 & 3”); (ii) the results of the updated feasibility study on Phase 1 (the “Phase 1 FS”); and (iii) the results of the preliminary feasibility study on Phase 2 and 3 (the “Phase 2 and 3 PFS”).

On January 1, 2025, the Company elected to change its presentation currency from Canadian dollars (“CAD”) to United States dollars (“US$”). This change was made to better reflect the Company’s business operations and to enhance the comparability of its financial results with those of other publicly traded companies in the mining industry. The change in presentation currency has been applied retrospectively, and comparative financial information has been restated as of US$ had always been the Company’s presentation currency, in accordance with IAS 21 and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors.

The figures in this MD&A are presented in United States dollars and are referred herein as “$”, “US$” or “USD”. Additionally, Brazilian Reais are denoted as "R$" in this document.

Readers should refer to and carefully consider the sections below titled “Risk Factors”, “Cautionary Note Regarding Forward-Looking Information” and “Cautionary Note Regarding Mineral Reserve and Mineral Resource Estimates”.

OUR BUSINESS

Sigma Lithium is a commercial producer of high purity, environmentally sustainable, lithium oxide concentrate. The Company’s existing Phase 1 operations, along with its planned Phase 2 and 3 expansions to triple capacity, represent one of the largest hard rock lithium mining and beneficiation complexes in the world. Our assets are located in the municipalities of Araçuaí and Itinga in the northeastern part of the state of Minas Gerais, Brazil. The Company owns 100% of the operating assets indirectly through its wholly-owned subsidiary Sigma Mineração S.A. (“Sigma Brazil”), with the leasehold area comprised of 29 mineral rights (which include mining concessions, applications for mining concessions, exploration authorizations, applications for mineral exploration authorizations) spread over 185 km2, located within the broader 19,000-hectare land package held by Sigma Brazil (containing the Grota do Cirilo, Sao José, Genipapo and Santa Clara properties).

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Sigma’s operations are vertically integrated, with the Company’s mines supplying spodumene bearing material to its lithium production and processing plant (the “Greentech Plant”). The Greentech Plant is designed and operated to produce a 5.1% to 6.0% high purity lithium oxide concentrate (“Green Lithium”), engineered to the specifications of the Company’s customers in the rapidly expanding lithium-ion battery supply chain for electric vehicles (“EVs”), in an environmentally friendly way through a fully automated and digital dense medium separation (“DMS”) technology process.

Sigma is taking a phased approach to the expansion of its operations. Production at its Phase 1 Greentech Plant and associated mine commenced in April 2023. At 270,000 tonnes per annum of 5.5% lithium oxide concentrate production capacity, Phase 1 has positioned the Company as a globally relevant, Tier-1, concentrate producer. The Company issued a Final Investment Decision (“FID”) on its Phase 2 project on April 1, 2024. Phase 2 would take consolidated capacity to 520,000 tonnes per annum of 5.5% concentrate. The existing shared infrastructure built with the Phase 1 Greentech Plant is expected to support two additional production lines, with each of the two planned phases of expansion designed to follow a similar flowsheet as demonstrated in Phase 1.

The Sigma Greentech Plant also produces a low-grade, high-purity, zero-chemical, hypofine by-product (“Green By-Products”) at approximately 1.0% lithium oxide (“Li2O”). Depending on market conditions, these Green By-Products can be sold to strengthen Sigma’s ESG-centric approach to pioneer a “zero tailings” environmental sustainability strategy, minimizing the environmental footprint of tailings storage with a positive ecosystem impact, while also generating an additional revenue stream to the Company.

Since its inception in 2012, the Company’s mission has emphasized environmental, social, and governance (“ESG”) practices to support sustainable development. The Company is also actively engaged in social programs that promote sustainable development and inclusion—including on its Board of Directors (the “Board”)—as well as initiatives to upskill local communities in the region where it operates.

As part of this commitment, the Company has adopted the strategies outlined in Table 1 to advance its operations in a responsible and sustainable manner. Notably, the Company has successfully delivered on its “net zero carbon” program through the purchase of carbon credit in-setting, achieving “quintuple zero” status: zero net carbon, zero tailings dams, zero hazardous chemicals, zero use of potable water, and zero dirty power, from the outset of operations.

Looking ahead, Sigma plans to further enhance its ESG initiatives through innovative programs, including increasing the use of biofuels to 50% in its trucking fleet.

Table 1: Summary of Sigma’s ESG-Driven Decisions & Strategies

Governance	Sustainable Development	Greentech Plant
CEO / Co- Chairpersons: 100% / 50% female (1)	Phase 1 built as two pits to preserve seasonal stream	Zero net carbon, tailings dams and hazardous chemicals
Board Independence: 60% independent (2)
Board Committees Chair Independence: 75% independent (3)	Social programs / commitment to local hiring and training	Zero potable water use
Board Diversity: 40% female representatives / LGBTQ representation (4)		100% green hydro power

(1) The Company’s CEO is female (100%); and the Board has two chairpersons whose one (50%) is female.

(2) The Board has five members, and three of them (60%) are independent.

(3) Three of the four Board Committees are chaired by independent directors (75%).

(4) The Board has two members (40%) that represent women and LGBTQ community.

CORPORATE HIGHLIGHTS

▪	Year to date 2025, as of the date of this MD&A, the Company notes the following corporate highlights:

▪	On March 13, 2025, Mr. Junaid Jafar was appointed as a new independent member of the Board of Directors, replacing Mr. Bechara Azar, who resigned from his position on the Board for personal reasons. Mr. Jafar is currently the Chief Investment Officer at Al Muhaidib Investment Office, which is the family office of Al Muhaidib Group, one of the largest private conglomerates in the Middle East headquartered in Dammam, Saudi Arabia. Mr. Jafar’s professional expertise spans direct investments across private equity, private credit globally and throughout the Middle East. With nearly 30 years in investment management, he has previously worked at J.P. Morgan, Fitch Ratings and Janus Henderson in London, as well as at Emerging Markets Partnership and Tadhamon Capital in Bahrain. He is a Fellow of the Institute of Chartered Accountants England & Wales (ICAEW) and holds a bachelor’s degree in economics and political science from Middlebury College in Vermont, USA.

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

▪	In addition to the events of the three-month period ended June 30, 2025, Mr. Felipe Peres has been appointed Chief Financial Officer (“CFO”) on August 8, 2025, consolidating the entire team under his leadership. He has taken over the responsibilities that were previously under former CFO, Mr. Rogério Marchini, who left the Company.

FINANCIAL HIGHLIGHTS

For the three-month period ended June 30, 2025, the Company notes the following financial highlights:

▪	Reported gross sales revenue – lithium oxide concentrate of $21.1 million, 60.3% decrease compared to 2Q24

- CIF China cash operating costs of $442/t in 2Q25, 12% below target of $500/t.

- All-in sustaining cash costs (AISC) totaled $594/t in 2Q25, 10% below target of $660/t.

▪	Reported net loss of $18.9 million or $(0.17) per share.

GREENTECH PLANT PRODUCTION HIGHLIGHTS

Sigma Lithium’s production of green lithium oxide concentrate totaled 68,368 tonnes for the three-month period ended June 30, 2025.

As of the date of this MD&A, the Company has the following operational updates related to its Greentech Plant:

▪	The optimization of the Greentech Plant continued following the installation of the ultrafines re-treatment circuit. Work continued on the stability of the fines and coarse DMS circuit with the aim of increasing recoveries. The planned upgrade of the thickener module was completed.

▪	A screen replacement in the crusher circuit went according to plan with the new screens operating successfully. The replacement should result in an improvement in efficiency, reliability and plant utilization.

Table 2: Summary of Key Phase 1 Operating Metrics

Key Operating Metrics	Unit	Jun 24	Sep 24	Dec 24	Mar 25	Jun 25
Production
Green Lithium Production	(kt)(1)	49.4	60.2	77.0	68.3	68.4
Grade of Green Lithium shipped loading	(%)	5.5%	5.2%	5.2%	5.0%	5.2%
Sales
Green Lithium Concentrate	(kt)(1)	52.6	57.5	73.9	61.6	40.3
Total Net Revenue	($ million)	45.9	20.9	47.3	47.7	16.9
(*) kt (thousands of tons)

Going forward, the Company intends to remain focused on completing the following key workstreams in 2025:

▪	Maximize daily production levels, with an expected improvement from the abovementioned crusher circuit screen investment;

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

▪	Analyze further opportunities to optimize the plant’s flowsheet to drive better throughput and consistency; and

▪	Optimize preventive maintenance schedules to maximize crusher plant production.

Commercial Agreements

Sigma Lithium sold 40,350 tonnes of green lithium oxide concentrate in the three-month period ended June 30, 2025.

Health & Safety

Health and safety remains Sigma’s primary focus at the operating site, and the Company is proud to report the following achievements as of the date of this MD&A:

•	Strengthening HSE Strategy: The alignment of the Health, Safety, and Environment (HSE) operational strategy has been a priority, ensuring that senior management’s values are effectively communicated and translated into leadership at the operational level. Clear and effective communication has been key to ensuring that all personnel understand the strategy, its objectives, and their individual roles in its implementation. This alignment has helped to streamline efforts and prioritize safety outcomes;

•	Employee Engagement & Safety Leadership: Sigma promotes employee involvement as a core principle in the continuous improvement of its health and safety systems. This commitment has been reinforced through the strengthening of the Internal Accident Prevention Committee. Since January 2025, monthly meetings have been held to evaluate safety outcomes and implement improvement actions.

•	Workshops & Safety Culture Development: monthly safety meetings have been held since the start of 2025 with contracted teams to foster the collective development of a strong workplace safety culture. Practical actions have been implemented, including the regular sharing of best practices among team members.

Over the twelve months ended December 31, 2024, the Company recorded seven reportable cases and a total recorded injury frequency rate (TRIFR) of 2.35, based on the International Council on Mining and Metals (ICMM) metric of total recorded cases per hours worked. The Company has achieved 514 consecutive days without a Lost Time Injury (LTI), reinforcing its commitment to workplace safety and operational excellence.

In the first semester of 2025, the Company improved its performance, reaching a TRIFR of 1.92 and extending its record to 695 consecutive days without a Lost Time Injury (LTI).

MINING HIGHLIGHTS

As of the date of this MD&A, the Company reports the following highlights and advancements in its 2025 mining activities:

▪	The first geo-metallurgical model has been developed, including predictive outputs for yield and metallurgical recovery, and is now being used to support mine planning and Dense Media Separation strategies;

▪	A review of the medium and long term mine plan resulted in a new mine geometry increasing the mine’s footprint and its implementation is expected to lead to a significant increase in productivity;

▪	A greater availability of ore contributed to more consistent ROM volumes and quality, providing enhanced stability for downstream processing;

▪	An improvement of rock blasting, with updated drilling and blasting plans, was implemented, focused on maximizing crushing quality, improving excavator productivity and reducing the number of blastings required. This effort also produced benefits in terms of geotechnical stability and improved relations with the neighboring communities;

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

▪	The multi-pit and phase mine plan continued to evolve, confirming strong synergies between Phases 1, 2, and 3, as outlined in the FY2024 MD&A;

▪	Initiatives to assess the optimization of equipment size and configuration to improve both productivity and cost efficiency are ongoing; and

▪	Further enhancements in grade control should result from an improved monitoring of dispatched trucks, which should reduce ore losses and contamination and minimize feed variability at the processing plant.

Table 3: Total Mined and Processed Material

(Kt volume)	Units	Jun 25	Mar 25	Dec 24	Sep 24	Jun 24	Mar 24	Dec 23	Sep 23
Ore mined	dmt	301	395	478	397	298	389	435	381
Waste mined	dmt	4,901	5,026	4,452	5,097	6,365	4,275	2,533	2,922
Total material mined	dmt	5,202	5,421	4,930	5,494	6,663	4,664	2,968	3,303
Ore crushed	dmt	272	396	476	416	348	389	397	343
Ore processed	dmt	226	382	405	368	346	391	376	320

(1)kt = thousands of tons ; (2)dmt = dry metric tonnes

PHASE 2 DEVELOPMENT PROGRESS

During the six-month period ended June 30, 2025, Sigma continued to progress on the Phase 2 expansion project, with completion of key site preparation activities including formal earthworks and terracing. The Company remains focused on de-risking execution through strategic alignment of Phase 2 with the proven flowsheet, engineering concepts, and supplier partnerships established in Phase 1.

In parallel, Sigma has undertaken a detailed review of procurement priorities and project execution strategy, reinforcing its commitment to value-driven capital allocation and operational excellence. This includes evaluating optimal timelines for the contracting of long lead equipment and engineering services that will ensure readiness for the next construction milestones.

The Phase 2 expansion remains a transformative opportunity for the Company, with expected additional production capacity of 250,000 tonnes per annum of 5.5% Green Lithium. Together with Phase 1, this would bring the total annual production capacity to 520,000 tonnes of lithium oxide concentrate at Grota do Cirilo.

The Company continues to leverage the synergies and learnings from Phase 1 to enhance the efficiency and sustainability of the Phase 2 implementation, with ramping-up scheduled for 2026.

Table 4: Uses of Cash Analysis for Phase 2 Construction

Capex (000 USD)	Phase 1 (actual)	Phase 2 (budget)
MINE	7,337	-
Mine General	5,259	-
Mine Infrastructure General	2,078	-
Industrial Site Construction	16,600	16,454
Earthworks	4,173	7,216
Infrastructure	12,427	9,238
Industrial Plant	64,357	62,128
Crushing System	17,378	21,255
DMS System	29,466	31,096
Assembly Direct and Construction Management	3,167	3,409
Civil Direct and Construction Management	6,295	5,417
Substation	8,051	951
Environmental	11,775	10,961
Water Recycling	3,259	3,094
Tailings Dry Stack	4,901	5,668
Sewage & Water	3,615	2,199
R&D Engineering Design	17,222	5,029
Engineering	17,222	5,029
Construction Management	9,028	6,398
Construction Management	7,388	5,484
Procurement	1,640	914
(=) Construction Capex (*)	126,321	100,970
Construction Addition	-	6,536
Acceleration Plan	-	6,536
(=) Total Construction Capex	126,321	107,506
Others	5,584	(149)
WC (Spare Parts)	7,034	1,025
VAT Tax Benefit	(1,451)	(1,174)
(=) Total Capex	131,904	107,357

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

ESG & SUSTAINABILITY HIGHLIGHTS

Sigma’s mission statement and key focus have been guided by making business decisions in a manner consistent with furthering the UN SDGs and adhering to the highest level of ESG practices.

Specifically, Sigma is focused on the following three pillars: (i) sustainable development; (ii) minimizing the environmental impact of our operations; and (iii) improving the lives of those in and around the region where the Company operates. Further, Sigma remains focused on global leadership to increase awareness of our “green battery metals” approach.

Sigma is proud to report the progress made during the three-month period ended June 30, 2025 to advance its social and environmental programs, which have been designed to ensure the sustainability of its operations while promoting the development of the Jequitinhonha Valley region.

Environmental Programs Updates

All main environmental activities planned were successfully completed during the second quarter of 2025. These efforts focused on the restoration and conservation of local biodiversity, as outlined below:

•	An application of topsoil to the surface of waste rock piles followed by hydroseeding was completed in April 2025, leading to revegetation, biodiversity preservation, and the mitigation of environmental impacts; and

•	A regular execution of Sigma’s fauna monitoring campaign, including the Company’s 7th terrestrial fauna survey, was conducted by a team of biologists to assess the evolution of local wildlife and support ongoing conservation and habitat restoration initiatives.

For the third quarter of 2025 the main actions planned are the following:

•	An application of biodegradable polymer as a dust suppression agent, a testing of fog cannons at waste rock dumping fronts, and an expansion of the Company’s environmental monitoring network. These actions are part of Sigma’s Particulate Matter Emission Control Program and are strategically aligned with the onset of the dry season

•	A reinforcement of the use of water trucks for dust control within the operational areas and on community access roads in the surrounding areas. This initiative goes beyond Sigma’s operational footprint and aims to improve the well-being of neighboring communities.

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Social Programs Initiatives & Updates

Sigma’s activities related to its social programs are summarized below.

▪	Microcredit Program: in partnership with Grupo Mulheres do Brasil, Sigma Lithium has established one of the largest private microcredit initiatives in the country dedicated to female entrepreneurship. The Program has already reached over 2,000 women in the municipalities where Sigma Lithium operates in the Jequitinhonha Valley, by providing access to credit under favorable conditions, financial guidance, and entrepreneurial training.

The Microcredit Program offers in-person advisory sessions at two Casa Dona de Mim centers, located in each of Sigma’s operating municipalities, as well as community enrollment events and business development mentoring. It also includes community fairs organized within these communities, which have strengthened the initiative by creating structured opportunities for the businesses developed by the Program’s microcredit recipients to sell their products, contributing to the growth of the local economy.

In July 2025, the Microcredit Program launched Rural Dona de Mim, which integrates the Program with investments in more than one thousand water dams under another of Sigma’s initiatives, the Zero Drought for Small Holders Program, which is described below. This expansion aims to support the activities of women fish farmers and rural producers in the region.

▪	Beginning in October, in association with SEBRAE, the Microcredit Program will offer both in-person and online courses tailored to each entrepreneur, with the goal of ultimately reaching 10,000 women. This partnership will also provide financial and institutional support for large-scale community engagement events, designed to promote the Microcredit Program’s new and expanded structure and ensure the continued growth of its socio-economic development model. Zero Drought for Small Holder Farmers Program: In 2023, the Company announced the “Zero Drought for Small Holder Farmers” Program consisting of the construction of 1,000 small rainwater capture structures in the municipality of Itinga and another 1,000 in the municipality of Araçuaí, totalling 2,000 structures in the mid Jequitinhonha Valley region. As of the date of this MD&A, 700 rainwater capture basins have been built in the municipality of Itinga and 700 in the municipality of Araçuaí. These water capture basins are dug into the ground and located at strategic points to prevent soil erosion during the heavy rainfall season, store water for irrigation of small crops during the dry periods and contribute to increasing the volume of water that feeds the region’s aquifers. The Company donates to the municipalities the structures, which are then implemented by third-party contractors. The municipalities have completed geolocation studies for the allocation of all the structures, including the 1,400 already implemented and the additional 600 yet to be implemented.

▪	Water For All Program: To further combat the impacts of water scarcity in the Jequitinhonha Valley region, the Company provided 151 water tanks to date for residents located in the surrounding areas of the Greentech Plant. The drinking water tanks are refilled monthly with the support of tanker trucks and staff provided by Sigma. By the end of June 2025, Sigma completed the delivery of 23 months of water supply to the neighboring communities. This program advances the goals of UN’s SDG #6 (Clean Water and Sanitation).

▪	Combating Violence Against Women Program: The Company implemented a program, in partnership with the Justice Court of the state of Minas Gerais, targeting domestic abuse against women in the Jequitinhonha Valley region. In May 2025, a conversation circle on domestic violence prevention was held with the participation of 27 Sigma female employees and the Military Police of Minas Gerais, through the Domestic Violence Prevention Patrol of Araçuaí. The initiative aims to create a safe space for listening, guidance, and support for our female employees. This program advances the goals of UN’s SDGs #5 (Gender Equality) and #11 (Sustainable Cities and Communities).

▪	Homecoming Employment Program: Sigma remains committed to prioritizing employing local people in the Jequitinhonha Valley region. The Company is proud to report that it continued to make progress on this initiative, with 92% of its employees living in the region. This program advances the goals of UN’s SDGs #8 (Decent Work and Economic Growth) and #10 (Reduced Inequalities).

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

▪	Education Program for Mining Technicians Program: In order to support the Homecoming Employment Program, in January 2022 Sigma set up a partnership between the Federal University of Vales do Jequitinhonha e Mucuri (Campus Janaúba) and the Federal Institute of Education of Araçuaí, establishing the first program to train mining technicians in the region. The educational program is be taught by ten teachers over a three-year period with a workload of approximately 1,200 hours. The 40 individuals from the Jequitinhonha Valley region who have successfully graduated from the program in 2024 were welcomed to Sigma’s operational team. This program advances the goals of UN SDGs #4 (Quality Education) and # 17 (Partnership for the Goals).

▪	Zero Hunger Action Program: The Company remains committed to humanitarian relief efforts, continuing to deliver food baskets annually, with 600 distributed per month. This initiative was first established in 2021, at the peak of the COVID-19 pandemic, to support vulnerable families in the Vale do Jequitinhonha region. Currently, the Company continues to distribute 600 food baskets per month, with 300 allocated to the Municipality of Itinga and 300 to the Municipality of Araçuaí. The decision to maintain this program reflects the Company's recognition of the ongoing vulnerability faced by families in the region. This initiative aligns with the UN’s SDGs #1 (No Poverty), #2 (Zero Hunger), and #17 (Partnerships for the Goals).

▪	Grievance Mechanism: In line with the UN Guiding Principles on Business and Human Rights, Sigma Lithium has a channel for handling complaints and grievances. The system has:

-	24/7 customer service team: 0800 channel (free phone calls), WhatsApp, and email; which are used for both inbound inquiries and proactive outreach;

-	A certified and secure Grievances Management System, which allows the recording of receipt, analysis, processing and feedback; and

-	Service procedures, in accordance with human rights guidelines and main international and national indicators, which are used for managing the mechanism and are adapted to accommodate people with special needs and to accept anonymous calls.

Engaging and listening to local communities

Since the start of its operations, the Company has maintained an ongoing dialogue with the residents of the communities where it operates. Regular face-to-face meetings have been held with the local community to discuss mutual interests and concerns. During each dialogue session, Sigma collaborates with internal experts to listen to community feedback, including concerns, demands, and suggestions, fostering transparency and strengthening the relationship between the Company and the local population. Together, solutions are developed, community interests are addressed, and progress is continuously monitored.

The Company is supported by a dedicated team specializing in human rights, community relations, and social dialogue. This team regularly visits residents to monitor the progress of social projects and ensure ongoing engagement with the community. In addition to in-person meetings, the Company operates the abovementioned Grievance Mechanism.

Corporate Governance Updates

▪	On March 13, 2025, Mr. Bechara Azar resigned from his position on the Board for personal reasons. On the same date, Mr. Junaid Jafar joined the Board.

▪	The current composition of the Company’s internal committees is as follows:

•	Audit, Finance and Risk Committee (formerly named Audit Committee): comprised of Eugênio de Zagottis (Chairperson), Alexandre Rodrigues Cabral and Junaid Jafar, so as to be comprised entirely of Independent Directors.

•	People & Governance Committee (formerly named Corporate Governance, Nomination and Compensation Committee): comprised of Marcelo Paiva (Chairperson), Eugênio de Zagottis and Junaid Jafar.

•	ESG Committee: comprised of Alexandre Rodrigues Cabral (Chairperson), Ana Cristina Cabral, and Maria José Gazzi Salum.

•	Technical Committee: comprised of Alexandre Rodrigues Cabral (Co-Chairperson), Vicente Lobo (Co-Chairperson), Ana Cristina Cabral and Marcelo Paiva.

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

REGULATORY & LICENSING UPDATES

Licensing Updates

On December 21, 2024, Sigma obtained the Preliminary License, the Installation License, and the Operating License (“LP", “LI” and “LO”, respectively) for its Phase 2 – Barreiro mine. Once again, the approval was unanimous by the State Environmental Policy Council (“COPAM”), the board responsible for voting and awarding environmental licenses in the State of Minas Gerais, including the votes of non-governmental organizations representatives. This milestone enables Sigma to expand its mineral lithium production capacity to up to 5.5 million tonnes per year.

On January 31, 2024, Sigma was awarded its LP, LI and LO to install and operate its second Greentech Plant by the State of Minas Gerais. The Company, once again, received unanimous approval from all members of the COPAM, including the vote of the board members representing the NGOs.  The obtainment of the LP, LI and LO for its second Greentech Plant allows the Company to further expand its industrial beneficiation and processing capacity of lithium minerals to up to a total of 3.7 million tonnes per year.

Litigation Updates

On March 18, 2024, the Company received an Initiation Letter of Arbitration by LG Group subsidiary, LG Energy Solution, Ltd. (“LG-ES“) from the International Centre for Dispute Resolution of the American Arbitration Association. LG-ES is alleging that Sigma Lithium is in breach of certain provisions in connection with the term-sheet dated October 5, 2021, relating to offtake arrangements for the purchase of lithium oxide concentrate from the Company. The Term-Sheet was subject to, amongst other things, completion of the negotiation of definitive written agreements between the parties. The Company believes the claims are without merit. The legal counsel of the Company has formally attributed the probability of LG prevailing in this arbitration as possible. The amount involved is currently undetermined.

As of June 30, 2025, the Company is involved in civil and labor lawsuits totaling $8,397 for which the likelihood of loss has been assessed as possible by our external legal advisors, and $2,094 for cases assessed as probable losses, for which accounting provisions have been recognized.

SELECTED FINANCIAL INFORMATION

Quarterly Information	2025		2024				2023
(in $ millions)	Jun 25	Mar 25	Dec 24	Sep 24	Jun 24	Mar 24	Dec 23	Sep 23
Total assets	336.2	348.3	327.1	368.9	414.1	429.6	367.5	336.1
Property, plant & equipment	161.6	152.5	141.0	166.5	163.1	175.0	180.9	171.4
Loans and export prepayment	167.0	168.7	173.6	181.2	219.5	201.5	128.9	111.1
Net sales revenue	16.9	47.7	47.3	20.9	45.9	37.2	38.2	96.9
Cost of goods sold	(23.6)	(34.2)	(32.0)	(29.2)	(29.8)	(28.6)	(33.4)	(35.1)
Expenses	(12.2)	(3.8)	(36.8)	(15.7)	(29.1)	(16.1)	(14.5)	(20.0)
Income tax and social contribution	-	(5.0)	13.0	(1.1)	2.2	0.5	0.2	(5.3)
Net (loss) / income for the period	(18.9)	4.7	(8.5)	(25.1)	(10.8)	(7.0)	(9.5)	36.5

(1) On January 1, 2025, the Company decided to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

Q2 2025 Net loss of $18.9 million for the three-month period ended June 30, 2025, derived from $21.1 million in sales revenue and $1.2 million in shipping service, offset by $5.4 million in provisional pricing adjustments, and $23.6 million in cost of goods sold and distribution costs.

Q1 2025 Net income of $4.7 million during the three-month period ended March 31, 2025, consisted of a gross profit of $13.5 million, obtained from $47.7 million in sales revenue and $34.2 million in cost of goods sold and distribution costs.

| 9

SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Q4 2024 Net loss of $8.5 million during the three-month period ended December 31, 2024, consisted of a gross profit of $15.3 million, obtained from $47.3 million in sales revenue and $32.1 million in cost of goods sold and distribution costs.

Q3 2024 Net loss of $25.1 million during the three-month period ended September 30, 2024, consisted of sales revenue $20.9 million as a result of provisional price adjustment due to the decrease in average prices realized during the period and $29.2 million in cost of goods sold and distribution costs.

Q2 2024 Net loss of $10.8 million during the three-month period ended June 30, 2024, consisted of a gross profit of $16.2 million, obtained from $45.9 million in sales revenue and $29.8 million in cost of goods sold and distribution costs.

Q1 2024 Net loss of $7.0 million during the three-month period ended March 31, 2024, consisted of a gross profit of $8.6 million, obtained from $37.2 million in sales revenue and $28.6 million in cost of goods sold and distribution costs.

Q4 2023 Net loss of $9.5 million during the three-month period ended December 31, 2023, consisted of a gross profit of $4.8 million, obtained from $38.2 million in sales revenue and $33.4 million in cost of goods sold and distribution costs.

Q3 2023 Net income of $36.5 million during the three-month period ended September 30, 2023, consisted of a gross profit of $61.8 million, obtained from $96.9 million in sales revenue and $35.1 million in cost of goods sold and distribution costs.

Selected consolidated financial information is as follows:

Results of Operations

Three-Month Period Ended June 30, 2025 compared to Three-Month Period Ended June 30, 2024

The following table summarizes the items that resulted for the three-month period ended June 30, 2025, and 2024:

	For the three months ended
(in $ 000s)	Jun 25	Jun 24	Change	%
		(As restated)[1]
Net sales revenue	16,888	45,920	(29,032)	-63.2%
Cost of goods sold	(23,564)	(29,765)	6,201	-20.8%
Sales expenses and commissions	(183)	(376)	193	-51.3%
General and administrative expenses	(4,336)	(4,603)	267	-5.8%
Other operating income (expenses), net	(8,491)	(3,627)	(4,864)	134.1%
Stock-based compensation	(472)	(1,943)	1,471	-75.7%
Financial income (expenses), net	1,299	(18,632)	19,931	-107.0%
Income tax and social contribution	-	2,178	(2,178)	-100.0%
Net loss for the period	(18,859)	(10,848)	(8,011)

(1) On January 1, 2025, the Company decided to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

The net income for the three-month period ended June 30, 2025, compared to the three-month period ended June 30, 2024, is primarily attributable to:

| 10

SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Net sales revenue

	For the three months ended
(in $ 000s)	Jun 25	Jun 24	Change
		(As restated)[1]
Gross sales revenue – lithium concentrate	21,148	53,241	(32,093)
Provisional price adjustment (2)(3)	(5,496)	(9,620)	4,124
Shipping services	1,236	2,299	(1,063)
Net sales revenue	16,888	45,920	(29,032)

(1) On January 1, 2025, the Company decided to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

(2)/(3)/(4) The amount includes: (2) $5,120 of final price adjustment for the three months period ended Jun 30, 2025, (3) $496 of interest of pre-payment of cargo for the three months period ended June 30, 2025.

The Company’s sales volume for the three-month period ended June 30, 2025, totaled 40.3 kt of high grade lithium oxide concentrate, compared to 52.6 kt in the same period of 2024, with sales revenue of $21.1 million in the three-month period ended June 30, 2025, compared to $53.2 million in the same period of 2024.This decrease was mainly due to a 12.3% reduction in sales volume and a significant decline in market prices during the period. Additionally, in the three-month period ended June 30, 2025, the Company recognized a higher provisional price adjustment in the amount of $5.5 million.

Cost of Goods Sold

The following table summarizes the Company’s cost of goods sold for the three-month period ended June 30, 2025, and 2024.

	For the three months ended
(in $ 000s)	Jun 25	Jun 24	Change
		(As restated)[1]
Salaries and benefits	(3,021)	(3,504)	483
Mining service providers	(3,557)	(7,524)	3,967
Blasting and fuels	(3,422)	(3,919)	497
Equipment rental	(240)	(399)	159
Fuels	(143)	(291)	148
Plant Services	(1,347)	(1,165)	(182)
Equipment services	-	(25)	25
Mobile Crushing	(1,958)	-	(1,958)
Consumables	(786)	(538)	(248)
Utilities	(84)	(259)	175
Insurance	(214)	(158)	(56)
Depletion	(892)	(1,071)	179
Depreciation	(2,360)	(1,940)	(420)
Freight	(1,185)	(2,175)	990
Warehouse	(103)	(178)	75
Port operations	(477)	(553)	76
Expedition	(95)	(205)	110
Freight Maritime	(2,587)	(2,365)	(222)
Demurrage	321	(273)	594
Royalties	(336)	(1,331)	995
Stock-based compensation (2)	673	-	673
Other	(1,751)	(1,892)	141
Expenses by nature total	(23,564)	(29,765)	6,201

Mining costs	(8,424)	(14,502)	6,078
Processing costs	(10,667)	(8,165)	(2,502)
Logistics costs (trucking, shipping and port)	(4,137)	(5,767)	1,630
Royalties	(336)	(1,331)	995
Cost of goods sold total	(23,564)	(29,765)	6,201

(1) On January 1, 2025, the Company decided to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

(2) Starting in 2025, the Company began allocating stock-based compensation for certain operational personnel directly to operating costs, in alignment with revised internal cost attribution practices. This change reflects a more accurate representation of total operating expenses.

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Total costs of goods sold decreased to $23.6 million for the three-month period ended June 30, 2025, from $29.8 million for the three-month period ended June 30, 2024, mainly due to mining costs in $6.1 million and $1.6 million in Logistics costs (trucking, shipping and port), partially offset by $2.5 million in processing costs, attributed to the 23.4% reduction in sales volume during the period.

General and Administrative Expenses

	For the three months ended
(in $ 000s)	Jun 25	Jun 24	Change
		(As restated)[1]
Legal	(989)	(875)	(114)
Salaries and benefits (Staff)	(1,158)	(916)	(242)
Insurance (D&O)	(524)	(565)	41
Travel	(387)	(501)	114
Audit services	(119)	(78)	(41)
Salaries and benefits (Board, CEO and CFO)	(213)	(339)	126
IT and Security	(165)	(123)	(42)
Public company costs	(102)	(614)	512
Business development product and investor	(176)	(210)	34
Accounting services	(101)	(79)	(22)
Depreciation	(22)	(22)	-
Taxes and fees	(8)	(5)	(3)
Other	(372)	(276)	(96)
General and administrative expenses total	(4,336)	(4,603)	267

(1) On January 1, 2025, the Company decided to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

The general and administrative expenses decreased to $4.3 million in the three-month period ended June 30, 2025, as compared to $4.6 million in the same period of 2024. The decrease was primarily driven by a $0.5 million decrease in Public company costs for the three-month period ended June 30, 2025, compared to the same period in 2024.

Other operating expenses

	For the three months ended
(in $ 000s)	Jun 25	Jun 24	Change
		(As restated)[1]
Provision for expected inventory losses	(7,859)	-	(7,859)
Environmental and social expenses	(460)	(475)	15
Accrual for contingencies	(14)	(1,910)	1,896
Taxes and fees	-	(984)	984
Depreciation	(7)	-	(7)
Others	(151)	(258)	107
Other operating expenses	(8,491)	(3,627)	(4,864)

(1) On January 1, 2025, the Company decided to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

Other operating expenses increased to $8.3 million in the three-month period ended June 30, 2025, from $3.6 million of expenses in the three-month period ended June 30, 2024, mainly due to $7.8 million in the provision for expected inventory losses on green by-products and a reduction of $1.9 million in accrual for contingencies, compared to the same period in 2024.

Stock-based compensation

The decrease in stock-based compensation expenses to $0.5 million for the three-month period ended June 30, 2025, compared to $1.9 million for the same period in 2024, was primarily due to lower grants made during the period and the transfer of stock-based compensation costs for certain operational employees directly to operating costs.

| 12

SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Financial expenses, net

	For the three months ended
(in $ 000s)	Jun 25	Jun 24	Change
		(As restated)[1]
Financial income	685	1,770	(1,085)

Financial expenses
Interest accrued on loans and export prepayment	(4,920)	(5,375)	455
Foreign exchange on tax/fees	(617)	(242)	(375)
Interest and late payment penalties on taxes	(53)	176	(229)
Accretion of leases	(134)	(52)	(82)
Accretion of asset retirement obligation	(59)	(40)	(19)
Other expenses	(100)	(223)	123
Total financial expenses	(5,883)	(5,756)	(127)

Foreign exchange variation on net assets	6,497	(14,646)	21,143
Financial income (expenses), net total	1,299	(18,632)	19,931

(1) On January 1, 2025, the Company decided to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

Net financial income (expenses) increased to $1.3 million in income in the three-month period ended June 30, 2025, from $19.6 million in expenses in the three-month period ended June 30, 2024, due to an increase in foreign exchange variation gains on net assets to $6.5 million recognized in the three-month period ended June 30, 2025, from a foreign exchange variation loss on net assets of $14.6 million recognized in the three-month period ended June 30, 2024, primarily due to the Brazilian real appreciation against the US$ in the half year.

Income Tax and Social Contribution

The decrease of $2.1 million in Income tax and social contribution was primarily due to the Brazilian income tax calculation, including deferred and current taxes, which does not impact cash flow, as derived mainly from the change in deferred tax on unrealized foreign exchange variation results. The overall effective tax rate is influenced by the unused tax credits in Canada.

Six-Month Period Ended June 30, 2025 compared to Six-Month Period Ended June 30, 2024

The following table summarizes the items that resulted for the six-month period ended June 30, 2025, and 2024:

Results of Operations	For the six months ended
(in $ 000s)	Jun 25	Jun 24	Change	%
		(As restated)[1]
Net sales revenue	64,560	83,122	(18,562)	-22.3%
Cost of goods sold	(57,781)	(58,407)	626	-1.1%
Sales expenses	(388)	(1,237)	849	-68.6%
General and administrative expenses	(9,095)	(8,966)	(129)	1.4%
Other operating expenses	(9,387)	(5,026)	(4,361)	86.8%
Stock-based compensation	(1,277)	(4,209)	2,932	-69.7%
Financial income (expenses), net	4,237	(25,683)	29,920	-116.5%
Income tax and social contribution	(5,000)	2,649	(7,649)	-288.8%
Net loss for the period	(14,131)	(17,757)	(5,497)

(1) On January 1, 2025, the Company decided to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

The net income for the six-month period ended June 30, 2025, compared to the six-month period ended June 30, 2024, is primarily attributable to:

| 13

SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Net sales revenue

	For the six months ended
(in $ 000s)	Jun 25	Jun 24	Change
		(As restated)[1]
Gross sales revenue – lithium concentrate	68,803	96,488	(27,685)
Provisional price adjustment (2)(3)(4)	(6,874)	(15,665)	8,791
Shipping services	2,631	2,299	332
Total sales revenue	64,560	83,122	(18,562)

(1) On January 1, 2025, the Company decided to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

(2)/(3)/(4)The amount includes: (1) $5,120 of final price adjustment for the three months period ended Jun 30, 2025, (3) $496 of interest of pre-payment of cargo for the three months period ended June 30, 2025, and (4) $977 of interest of pre-payment of cargo for the six months period ended June 30, 2025.

The Company’s sales volume for the six-month period ended June 30, 2025, totaled 101.9 kt of high grade lithium oxide concentrate, compared to 105.4 kt in the same period of 2024, with sales revenue of $68.8 million in the six-month period ended June 30, 2025, compared to $96.5 million in the same period of 2024.This decrease was due to a significant decline in market prices during the period. Additionally, in the six-month period ended June 30, 2025, the Company recognized provisional price adjustment in the amount of $8.8 million.

Cost of goods sold

The following table summarizes the Company’s cost of goods sold for the six-month period ended June 30, 2025, and 2024.

	For the six months ended
(in $ 000s)	Jun 25	Jun 24	Change
		(As restated)[1]
Salaries and benefits	(6,024)	(5,826)	(198)
Mining service providers	(9,377)	(16,021)	6,644
Blasting and fuels	(9,725)	(8,115)	(1,610)
Equipment rental	(645)	(738)	93
Fuels	(421)	(676)	255
Plant Services	(2,233)	(2,564)	331
Equipment services	-	(472)	472
Mobile Crushing (1)	(2,959)	-	(2,959)
Consumables	(1,759)	(1,304)	(455)
Utilities	(248)	(680)	432
Insurance	(573)	(586)	13
Taxes and fees	(23)	(4)	(19)
Depletion	(2,190)	(2,507)	317
Depreciation	(4,252)	(3,898)	(354)
Freight	(3,471)	(3,864)	393
Warehouse	(319)	(290)	(29)
Port operations	(1,109)	(1,108)	(1)
Expedition	(182)	(338)	156
Freight Maritime	(5,875)	(2,365)	(3,510)
Demurrage	(32)	(273)	241
Royalties	(2,207)	(2,437)	230
Stock-based compensation (2)	61	-	61
Other	(4,218)	(4,341)	123
Expenses by nature total	(57,781)	(58,407)	626

Mining costs	(24,266)	(30,687)	6,421
Processing costs	(20,293)	(17,018)	(3,275)
Logistics costs (trucking, shipping and port)	(11,015)	(8,265)	(2,750)
Royalties	(2,207)	(2,437)	230
Cost of goods sold total	(57,781)	(58,407)	626

| 14

SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

(1) On January 1, 2025, the Company decided to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

(2) Starting in 2025, the Company began allocating stock-based compensation for certain operational personnel directly to operating costs, in alignment with revised internal cost attribution practices. This change reflects a more accurate representation of total operating expenses.

Total costs of goods sold remained flat with a slight decrease to $57.8 million for the six-month period ended June 30, 2025, from $58.4 million for the six-month period ended June 30, 2024, mainly due to a $6.4 million reduction in mining costs, partially offset by an increase of $2.7 million in Logistics costs (trucking, shipping and port), attributed to exports being conducted under the CIF (Cost, Insurance, and Freight) incoterm, as well as a $3.3 million increase in processing costs related to a non-recurring expense aimed at maintaining production levels during the maintenance periods of the Company’s primary crusher.

General and administrative expenses

	For the six months ended
(in $ 000s)	Jun 25	Jun 24	Change
		(As restated)[1]
Legal	(2,366)	(1,273)	(1,093)
Salaries and benefits (Staff)	(2,186)	(1,960)	(226)
Insurance (D&O)	(1,043)	(1,173)	130
Travel	(791)	(978)	187
Audit services	(430)	(433)	3
Salaries and benefits (Board, CEO and CFO)	(423)	(586)	163
IT and Security	(358)	(216)	(142)
Public company costs	(283)	(855)	572
Business development product and investor	(348)	(414)	66
Accounting services	(136)	(418)	282
Depreciation	(44)	(44)	-
Taxes and fees	(13)	(14)	1
Other	(674)	(602)	(72)
General and administrative expenses total	(9,095)	(8,966)	(129)

(1) On January 1, 2025, the Company decided to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

The general and administrative expenses increased to $9.1 million in the six-month period ended June 30, 2025, as compared to $9.0 million in the same period of 2024. The increase was primarily driven by a $1.1 million in legal costs, offset by $572 in public company costs for the six-month period ended June 30, 2025, compared to the same period in 2024.

Other operating expenses

	For the six months ended
(in $ 000s)	Jun 25	Jun 24	Change
		(As restated)[1]
Provision for expected inventory losses	(7,859)	-	(7,859)
Environmental and social expenses	(1,211)	(1,568)	357
Accrual for contingencies	(86)	(1,910)	1,824
Taxes and fees	-	(984)	984
Depreciation	(14)	-	(14)
Others	(217)	(564)	347
Other operating expenses	(9,387)	(5,026)	(4,361)

(1) On January 1, 2025, the Company decided to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

| 15

SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Other operating expenses increased to $9.2 million in the six-month period ended June 30, 2025, from $5.0 million of expenses in the six-month period ended June 30, 2024, mainly due to $7.8 million in the provision for expected inventory losses on green by-products and a reduction of $1.8 million in accrual for contingencies, compared to the same period in 2024.

Stock-based compensation

Stock-based compensation expenses decreased to $1.3 million for the six-month period ended June 30, 2025, compared to $4.2 million for the same period in 2024, was primarily due to lower grants made during the period and the transfer of stock-based compensation costs for certain operational employees directly to operating costs.

Financial expenses, net

	For the six months ended
(in $ 000s)	Jun 25	Jun 24	Change
		(As restated)[1]
Financial income	1,610	2,949	(1,339)

Financial expenses
Interest accrued on loans and export prepayment	(9,858)	(9,956)	98
Foreign exchange on tax/fees	(1,720)	(538)	(1,182)
Interest and late payment penalties on taxes	(179)	(45)	(134)
Accretion of leases	(207)	(139)	(68)
Accretion of asset retirement obligation	(116)	(82)	(34)
Other expenses	(174)	(366)	192
Total financial expenses	(12,254)	(11,126)	(1,128)

Foreign exchange variation on net assets	14,881	(17,506)	32,387
Financial income (expenses), net total	4,237	(25,683)	29,920

(1) On January 1, 2025, the Company decided to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

Net financial income (expenses) increased to $4.23 million in income in the six-month period ended June 30, 2025, from $25.7 million in expenses in the six-month period ended June 30, 2024, due to an increase in foreign exchange variation gains on net assets to $14.9 million recognized in the six-month period ended June 30, 2025, from a foreign exchange variation loss on net assets of $17.5 million recognized in the six-month period ended June 30, 2024, primarily due to the Brazilian real appreciation against the US$ in the second quarter of 2025.

Income tax and social contribution

The decrease of $7.9 million in Income tax and social contribution was primarily due to the Brazilian income tax calculation, including deferred and current taxes, which does not impact cash flow, as derived mainly from the change in deferred tax on unrealized foreign exchange variation results. The overall effective tax rate is influenced by the unused tax credits in Canada.

| 16

SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Non-GAAP Measure

a)	Adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”)

The adjusted EBITDA is meaningful for the stakeholders, since the Company can demonstrate the effective EBITDA, considering the stock-based compensation impact in net loss. Since this item is a non-cash effect, the reconciliation below is necessary and relevant for understanding the Company´s EBITDA measurement.

Adjusted EBITDA is a non-GAAP measure, which is calculated using net loss for the period and excluding the amounts charged as (i) depreciation and depletion, (ii) financial expenses and (iii) income taxes as shown in the reconciliation below:

	For the three months ended		For the six months ended
	Jun 25	Jun 24	Jun 25	Jun 24
(in $ 000s)		(As restated)[2]		(As restated)[2]

Net loss for the period	(18,859)	(10,848)	(14,131)	(17,757)
(+) Depreciation and depletion	3,282	3,033	6,500	6,449
(+) Financial income (expenses), net	(1,299)	18,632	(4,237)	25,683
(+) Income taxes	-	(2,178)	5,000	(2,649)
EBITDA	(16,876)	8,639	(6,868)	11,726
(+) Stock-based compensation	(201)	1,943	1,216	4,209
Adjusted EBITDA	(17,077)	10,582	(5,652)	15,935
Adjusted EBITDA (%)(1)	-101.1%	23.0%	-8.8%	19.2%

(1) For the adjusted EBITDA (%) the Company consider the amount of the adjusted EBITDA over the net revenue, which represents net revenue of $16,888 for the three-month period ended June 30, 2025, $45,920 for the three-month period ended June 30, 2024, $64,560 for the six-month period ended June 30, 2025 and $83,122 for the six-month period ended June 30, 2024;

(2) On January 1, 2025, the Company decided to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

Liquidity and Capital Resources

Cash Flow Highlights	For the six months ended
	6/30/2025	6/30/2024
(in $000s)		(As restated)[1]
Cash provided by (used in) Operating Activities	(8,205)	(42,710)
Cash used in Investing Activities	(8,066)	(13,895)
Cash provided by (used in) Financing Activities	(17,868)	92,995
Effect of Foreign Exchange on Cash	3,334	(9,644)
Change in Cash and Cash Equivalents	(30,805)	26,746
Cash & Cash Equivalents – Beginning of Period	45,918	48,584
Cash & Cash Equivalents – End of Period	15,113	75,330

(1) On January 1, 2025, the Company decided to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

Liquidity Outlook

As of June 30, 2025, the Company had $15.1 million in cash and cash equivalents, which compares to $75.3 million as of June 30,2024.

As of June 30, 2025, the Company had total debt outstanding (loans and export prepayment) of $167.0 million comprised of the long-term export prepayment agreement of $104.9 million entered into on December 10, 2022 (fully drawn as of the date of this MD&A), $14.4 million drawn from BDMG, $45.5 million in export prepayment trade finance and $2.1 million of foreign currency translation adjustments and foreign exchange variation compared to total debt outstanding of $219.5 million as of June 30, 2024.

| 17

SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Six-month period Ended June 30, 2025 compared to Six-month period Ended June 30, 2024

Operating Activities

Cash used in operating activities was $8.2 million for the six-month period ended June 30, 2025, compared to cash used in operating activities of $42.7 million for the six-month period ended June 30, 2024, the decrease in net cash used in operating activities is mainly due to:

•	A decrease to a net loss of $14.1 million for the six-month period ended June 30, 2025, compared to a net loss of $17.7 million for the six-month period ended June 30, 2024, adjusted by $31.9 million in certain reconciling items that do not represent cash receipts or disbursements, such as decrease in stock-based compensation of $2.9 million, provision for contingencies of $1.9 million and net exchange variations of $41.6 million, among others. These effects were partially offset by an increase in provision for long-term inventory losses of $7.8 million;

•	A lower increase in trade accounts receivable to $3.8 million in the six-month period ended June 30, 2025, from an increase of $48.7 million in the six-month period ended June 30, 2024, due to the partial settlement of sales and lower provisional prices during the quarter at the end of June 30, 2025;

•	Inventories increased to $12.5 million in the six-month period ended June 30, 2025, from $2.3 million as of December 31, 2024, primarily due to the acquisition of spare parts totaling $3.0 million and finished goods totaling $10.9 million, partially offset by a $7.8 million provision for expected losses related to Green By-Products;

•	An increase in suppliers to $7.3 million in the six-month period ended June 30, 2025, from a decrease of $9.2 million in the six-month period ended June 30, 2024, due to $4.8 million in exchange rate variation from the appreciation of the Brazilian Real against the US Dollar and $4.2 million in related to the intensification of the construction of Plant 2 and the purchase of materials, equipment, and services in the normal course of business;

•	An increase in prepayment from customer to $9.0 million in the six-month period ended June 30, 2025, from a decrease of $1.6 million in the six-month period ended June 30, 2024, due to $9.3 million in payments made in excess due to the provisional pricing applied at the time of invoicing, with the final amount subject to adjustments based on all variable pricing elements outlined in the sales contract; and

•	A lower interest payment totaling $10.6 million, comprising $1.4 million related to export prepayment trade finance and $0.6 million related to financing agreements with BDMG in the six-month period ended June 30, 2025, compared to total interest payments of $15.5 million in the same period of 2024, of which $1.4 million related to export prepayment agreements, $0.2 million to BDMG financing agreements, and $14.0 million to long-term export prepayment agreements.

Investing Activities

For the six-month period ended June 30, 2025, the cash used in investing activities was $8.1 million, when compared to cash used of $13.9 million in the same period of 2024, a decrease primarily due to $6.5 million in lower additions to geological expenditures and property, and equipment, offset by $0.7 million in advances for land acquisition.

Financing Activities

For the six-month period ended June 30, 2025, cash used in financing activities was $17.9 million compared to cash provided by of $93.0 million in the same period of 2024, a decrease primarily due to lower export prepayment trade finance lines of credit raised in the amount of $97.1 million and higher repayment on export prepayment trade finance in the amount of $13.3 million.

CURRENT SHARE DATA

Issued and outstanding securities of the Company as at the date of this MD&A were as follows:

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Common Shares Issued and Outstanding	111,311,979
RSUs	153,277
Stock Options	128,125
Fully Diluted Number of Common Shares	111,593,381

DISCLOSURE, CONTROLS & PROCEDURES

The CEO and CFO of the Company are responsible for establishing and maintaining disclosure controls and procedures (“DC&P”) for the Company as defined under National Instrument 52-109 (NI 52-109) issued by the Canadian Securities Administrators and in Rule 13a-15d - 15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The DC&P is to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by an issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the Company’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. The CEO and CFO of the Company concluded that, as a result of the material weaknesses in internal control over financial reporting as described below, our disclosure controls and procedures were not effective as of December 31, 2024.

Considering the material weaknesses described below, management performed additional analysis and other procedures to ensure that our consolidated financial statements were prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. Accordingly, management believes that the consolidated financial statements included in this Annual Report on Form 40-F fairly present, in all material respects, our financial position, results of operations, and cash flows as of and for the periods presented, in accordance with IFRS Accounting Standards.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in NI 52-109 and Rule 13a-, 15d - 15(f) of the Exchange Act. Under the supervision and with the participation of Management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon criteria established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, Management concluded that our internal control over financial reporting was not effective as of December 31, 2024 due to the material weaknesses described below.

A material weakness is a deficiency, or a combination of deficiencies, financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Management has identified the following material weaknesses:

▪	An ineffective control environment resulting from an insufficient number of trained personnel with the appropriate skills and knowledge, including an appropriate assigned level of authority, responsibility and accountability related to the design, implementation and operating effectiveness of financial reporting, as well as insufficient board oversight over the development and performance of internal controls;

▪	An ineffective risk assessment process for identifying all relevant risks of material misstatement and for evaluating changes that could impact internal control over financial reporting, as well as the implications of such risks on the achievement of objectives, including those related to financial reporting.

▪	An ineffective internal and external information and communication process to ensure the relevance, timeliness and quality of information used in control activities, including the communication of the Company’s whistleblower policy and the preparation and selection of appropriate methods for communicating external information;

| 19

SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

▪	An ineffective monitoring process to ensure controls are periodically evaluated, results of testing are communicated to senior management and the board of directors and the control deficiencies are tracked for remediation on a timely basis; and

▪	Ineffective control activities due to the (i) failure to deploy general control activities over information technology (ii) failure to document policies and procedures and (iii) failure to document control activities to mitigate risks.

The control deficiencies resulted in immaterial misstatements to the consolidated financial statements. Furthermore, the control deficiencies described above created a reasonable possibility that a material misstatement to the consolidated financial statements would not be prevented or detected on a timely basis. Therefore we concluded that the deficiencies represent material weaknesses in the Company’s internal control over financial reporting and our internal control over financial reporting was not effective as of December 31, 2024.

The Company engaged Grant Thornton Auditores Independentes Ltda. (“Grant Thornton”) to perform an “integrated audit” which encompassed an opinion on the Company’s annual consolidated financial statements as of and for the year ended December 31, 2024, as well as an opinion on the effectiveness of the Company’s Internal Control over Financial Reporting (“ICFR”) as of December 31, 2024. Grant Thornton, the Company’s independent registered public accounting firm, audited the Company's consolidated financial statements and issued an adverse opinion on the effectiveness of ICFR. Grant Thornton‘s attestation report on the Company’s ICFR was incorporated by reference into the Company’s annual report on Form 40-F under the Exchange Act for the year ended December 31, 2024.

MANAGEMENT’S REMEDIATION PLAN

The Company continues its efforts to address the material weaknesses mentioned above. These remediation efforts are ongoing, and the Company intends to sustain its initiatives aimed at enhancing the internal control environment, a task that will demand significant efforts throughout 2025.

The Company is conducting a comprehensive review of our internal control procedures and has been actively pursuing steps to address and remediate the identified material weaknesses. The Company:

(i)	will seek external consultants to assist Management in assessing its internal control over financial reporting, mapping all existing control deficiencies, defining remediation plans and formed a team responsible for redesigning processes and developing process automation, including those related to accounting and reporting;

(ii)	strengthened the accounting and reporting team by hiring more experienced people, which resulted in the replacement of key personnel as well as reducing reliance on third parties engaged in the accounting, tax and reporting activities;

(iii)	implemented new procedures to enhance accuracy in the interim and annual filings. This includes developing a detailed financial statement closing schedule to oversee preparation, completion, and quality control. Additionally, we introduced the Disclosure and Content Guide, a comprehensive checklist ensuring compliance with all financial reporting requirements. Although it is not documented as a control, senior management now conducts additional layers of review to ensure the accuracy of the filings; and

(iv)	took steps to improve information technology (IT) controls and infrastructure. These efforts include addressing IT general control (ITGC) activities, establishing relevant policies and procedures, and engaging external SAP developers to implement IT system improvements and address gaps in the IT structure. Additionally, measures that have been implemented in 2024 involved collaborating with SAP developers to map existing gaps, enhance ITGC, and establish policies and procedures for the IT organization structure. This included the development of a Data Security Policy and an Access Control Policy.

Further steps to remediate the material weaknesses described above that the Company is pursuing include the following:

a.	Control environment: We are committed to continuously identifying, training, and retaining personnel with the necessary skills and experience in designing, operating, and documenting internal controls over financial reporting. Additionally, we plan to expand our finance staff to enhance the segregation of duties and responsibilities.

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

b.	Risk assessment: The Company is redesigning all financial reporting that will enhance risk assessment process, document the process understanding, creating flowcharts, identifying process risk point and controls to address it.

c.	Information and communication: The Company is redesigning its whistleblower channel to make it user friendly and stimulate the usage thereof as a tool for important external and internal communication. We will continue enhancing data reliability and internal controls, harmonizing our IT controls, and addressing current system limitations.

d.	Monitoring activities: The financial and accounting team will work with external specialists to bring in expertise and expedite the remediation of control deficiencies at the process level during 2025 with a focus on the controls matrix for processes underlying all significant accounts and disclosures. The external specialists with expertise in internal controls implementation are assisting with the development and documentation of the following workstreams related to the internal controls over financial reporting needed to be in compliance with SOX (“Sarbanes-Oxley Act”) : (i) prepare and review the risks and controls matrix; (ii) establish a Project Management Office to manage the control deficiencies and remediation; (iii) develop and document structured policies and procedures; (iv) test the design, implementation and operating effectiveness of the internal controls after remediation to support the CEO and CFO certifications; and (v) support training content development and conducting training sessions across the Company.

e.	Control activities: We will continue to refine our control activities to mitigate risks and ensure the achievement of objectives, designing and implementing controls activities and IT general controls over all the processes in order to address the process risk point.

We are confident that our remediation plan will adequately address the identified material weaknesses and bolster our internal control over financial reporting. Management will continue to review and make necessary changes to the overall design and operation of the Company’s internal control environment, as well as the policies and procedures to improve the overall effectiveness of internal control over financial reporting. The material weaknesses will not be considered remediated until the applicable controls operate for a sufficient period of time and management concludes, through testing, that these controls are operating effectively. The Company has taken steps toward remediation during the 2024 fiscal year and is working towards having its internal controls environment free of material weaknesses by the end of fiscal year 2025.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING AND REMEDIATION

As described above under Remediation Efforts to Address the “Material Weaknesses”, we are taking actions to remediate the material weaknesses in our internal control over financial reporting. Same changes were implemented in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the year ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

RELATED PARTY TRANSACTIONS

The Company’s related parties include:

Related Party	Nature of relationship
A10 Group

A10 Group is composed of:

(a) A10 Investimentos Ltda.;

(b) A10 Finanças e Capital Ltda. (“A10 Finanças”);

(c) A10 Partners Participações Ltda.;

(d) A10 Serviços Especializados de Avaliação de Empresas Ltda. (“A10 Advisory”); and

(e) A10 Serviços de Análise de Empresas e Administrativos Ltda.

A10 Investimentos Ltda.	A10 Investimentos Ltda. is an asset management firm indirectly controlled by Marcelo Paiva, a Director of Sigma Lithium, who is the investment manager of the A10 Fundo de Investimento Financeiro de Ações (“A10 Fund”), which holds a controlling position in the Company.
A10 Finanças	A10 Finanças is primarily a holding company. The firm is controlled by Marcelo Paiva, a Director of Sigma Lithium, and had no transactions with the Company during the period ended June 30, 2025.
A10 Partners Participações Ltda.	A10 Partners Participações Ltda. is a holding company. The firm indirectly is controlled by Marcelo Paiva, a Director of Sigma Lithium.
A10 Advisory	A10 Advisory is an administrative services firm controlled by Marcelo Paiva, a Director of Sigma Lithium. The CEO, Ana Cristina Cabral has a minority interest.
A10 Serviços de Análise de Empresas e Administrativos Ltda.	A10 Serviços de Análise de Empresas e Administrativos Ltda. is an administrative services firm controlled by Marcelo Paiva, a Director of Sigma Lithium, and had no transactions with the Company before or during the period ended June 30, 2025.
Miazga	Miazga Participações S.A is a land administration company in which Ana Cristina Cabral, the CEO of the Company has an indirect economic interest.
Arqueana	Arqueana Empreendimentos e Participações S.A. is a land administration company in which Ana Cristina Cabral, the CEO of the Company has in indirect economic interest.
Tatooine	Tatooine Investimentos S.A. is a land administration company in which an officer of Miazga and of the Sigma Brazil, Marina Bernardini, is the controlling shareholder and officer.
Instituto Lítio Verde (“ILV”)	Instituto Lítio Verde is a non-profit entity whose directors are Lígia Pinto, Sigma’s VP of Institutional and Governmental Relations and Communication, Marina Bernardini, an officer of Miazga.
Key management personnel	Includes the directors of the Company, executive management team and senior management at Sigma Brazil.

a)	Transactions with related parties

Cost sharing agreement (“CSA”): The Company has a CSA with A10 Advisory, whereby certain expenses are reimbursed: (i) the cost of administrative personnel that is 100% allocated to the Company; (ii) the rental of office space, which was formerly occupied and until recently paid by A10 Advisory that is now fully utilized by the Company; (iii) health insurance expenses of former A10 Advisory staff, now employed by the Company, which continue to be paid by A10 Advisory; and (iv) any relatively minor expenses of the Company that may be paid for later reimbursement by the Company.

Leasing Agreements: The Company has right-of-way lease agreements with Miazga and Arqueana relating to access to the industrial plant (See note 14).

Royalties: Pursuant to Brazilian legislation, royalties are payable to landowners whose properties are subject to mineral exploration activities. The valuation of the amount must be equivalent to 50% of the value paid as Financial Compensation for the Exploration of Mineral Resources (CFEM). As of June 30, 2025, the Company recognized an amount of $1.5 million ($0.94 million as of December 31, 2024) to be paid to Miazga, of which $0.54 million was settled during the first half of 2025.

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Accounts receivable (Tatooine): the loan of an amount up to $12.0 million. On November 14, 2024, the Company entered into a contractual amendment with an increase in the loan limit to $15.0 million, bearing 15% p.a. interest rate. The facility agreement is to be made available upon utilization requests made by Tatooine to Sigma Brazil, specifying the amount to be utilized by Tatooine for the acquisition of each property and its corresponding expected costs and expenses. The loan granted by Sigma Brazil to Tatooine under the Facility Agreement represents a total amount of $17,373 as of June 30, 2025 ($12,952 as of December 31, 2024). For the six-month period ended June 30, 2025 the Tatooine requested $ 1,043 to acquire properties located over mining rights of the Company.

Instituto Lítio Verde (“ILV”): Sigma Brazil and ILV are parties in the development of a major lithium mining project with a high degree of positive impact in the communities surrounding the Company’s operations at the Vale do Jequitinhonha. ILV’s purpose is to promote the well-being and the development of those communities.

b)	Transactions with related parties

	Jun 25		Three Months Ended,	Dec 24		Three Months Ended, Jun 24
			Jun 25	(As restated)[1]
Description	Pre-payments / Receivable	Accounts payable / Debt	(Expenses) / Income	Pre-payments / Receivable	Accounts payable / Debt	(Expenses) / Income
A10 Advisory
CSA	-	16	(158)	-	-	(129)
Miazga
Lease agreements	-	570	(104)	-	5	(2)
Royalties		1,090	(575)	-	671	-
Arqueana
Lease agreements	-	1,436	(121)	-	123	(9)
Tatooine
Loan to related party	17,376	-	1,449	12,953	-	585
Instituto Lítio verde
Accounts payable	-	1,053	(518)	-	563	(495)
Total	17,376	4,165	(27)	12,953	1,362	(50)

(1) On January 1, 2025, the Company decided to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

c)	Key management personnel

	Jun 25	Jun 24
		(As restated)[1]
Stock-based compensation, included in operating expenses	844	913
Salaries, benefits and director's fees, included in general and administrative expenses	422	423
Total	1,266	1,336

(1) On January 1, 2025, the Company decided to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

Key management includes the directors of the Company, executive management team and senior management at Sigma.

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

CRITICAL ACCOUNTING ESTIMATES

Please refer to the Company’s annual MD&A for the year ended December 31, 2024, for Estimation Uncertainty and Accounting Policy Judgments disclosure. The nature and amount of significant estimates and judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty as well as accounting policies applied during the six months ended June 30, 2025, were substantially the same as those that management applied to the consolidated financial statements as at and for the year ended December 31, 2024.

Standards issued but not yet effective in 2025

•	Presentation and Disclosure in Financial Statements – IFRS 18

The International Accounting Standards Board (IASB) has issued new requirements for the presentation and disclosure of information in general purpose financial statements to ensure they provide relevant and faithful representations of an entity's assets, liabilities, equity, income, and expenses. The objective is to offer financial information that helps users assess the prospects for future net cash inflows and evaluate management’s stewardship of the entity’s economic resources.

These financial statements comply with IFRS Accounting Standards, adhering to both general and specific requirements for presenting information in the statement of financial performance, the statement of financial position, and the statement of changes in equity. The requirements include aggregation and disaggregation of information to ensure clarity, a comprehensive statement of profit or loss, and the presentation of totals and subtotals for key financial metrics. This standard, issued in April 2024, is effective for annual periods beginning on or after January 1, 2027, and the Company is assessing the impacts arising from this standard on the presentation and disclosures in the financial statements

•	IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments: Disclosures

The amendments to IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments: Disclosures aim to enhance the clarity of classification, measurement, and disclosure of financial instruments. The updates consisto of:

✓	Classification of Financial Instruments: The new guidelines focus on the contractual characteristics of financial instruments, particularly those related to Environmental, Social, and Governance (ESG) factors, which influence their measurement, either at amortized cost or fair value.

✓	Provision for Expected Losses: IFRS 9 now adopts a model based on expected losses, replacing the previous model that depended on losses incurred. This shift reflects a more proactive approach to risk management.

✓	Electronic Settlement of Liabilities: The amendments clarify the recognition of financial assets and liabilities when settled through electronic payment systems. A new accounting policy will also allow for early recognition of financial liabilities under specific conditions.

✓	Disclosure Transparency: More detailed disclosures will be required, particularly for financial instruments with contingent features related to sustainability goals. This aims to increase transparency and allow investors to better understand company investments.

These amendments will be effective from January 1, 2026, and the Company is assessing the impacts arising from this standard on the presentation and disclosures in the financial statements

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

CAPITAL MANAGEMENT

The Company’s objective in managing its capital is to ensure that the Company is able to safeguard its ability to continue as a going concern, continue its operations, and has sufficient capital to be able to meet its strategic objectives, including the continued exploration and development of its existing mineral projects and the identification of additional projects. The Company’s primary source of capital is derived from equity issuances. As of June 30, 2025, capital consisted of equity attributable to common shareholders of $70,579 (December 31, 2024 - $92,340). The Company has no externally imposed capital requirements and manages its capital structure in accordance with its strategic objectives and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may issue new shares in the form of private placements and/or secondary public offerings. There has been no change in the Company’s approach to capital management since the year ended December 31, 2024.

FINANCIAL RISK FACTORS

The Company is exposed to a variety of financial risks such as credit risk, liquidity risk and market risk, including interest rate risk, foreign currency risk and price risk.

The fair values of cash and cash equivalents, accounts payable, export prepayment trade finance and credits from related parties approximate their carrying amounts due to the short-term maturity of these financial instruments.

Credit Risk

The credit risk management policy aims to minimize the possibility of not receiving sales made and amounts invested, deposited or guaranteed by financial institutions and counterparties, through analysis, granting and management of credits, using quantitative and qualitative parameters.

The Company manages its credit risk by receiving in advance a substantial portion of its sales or by being guaranteed by letters of credit.

Credit granted to financial institutions is used to accept guarantees and invest cash surpluses.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due.

The Company’s management of cash is focused on funding ongoing capital needs for operating the Greentech Plant, developing the Company’s growth opportunities (including Phase 2) and for general corporate expenditures, Management intends to use cash generated by its operating activities to meet its obligations. To the extent the Company does not believe it has sufficient liquidity to meet obligations, it will consider securing additional equity or debt funding.

The Company continuously monitors its cash outflows and seeks opportunities to minimize all costs, to the extent possible, as well as its general and administrative expenses.

The following table shows the contractual maturities of financial liabilities, including interest:

Contractual obligations	Up to 1 year	1-3 years	4-5 years	More than 5 years	Total
(in C$ 000s)
Suppliers	44,325	-	-	-	44,325
Loans and export prepayment	62,626	119,736	6,950	1,598	190,910
Lease liabilities	2,444	1,485	977	1,024	5,930

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Market Risk

Provisional pricing adjustments – The Company’s products may be provisionally priced at the date revenue is recognized and a provisional invoice issued. Provisionally priced receivables are subsequently measured at fair value through profit and loss under IFRS 9 “Financial Instruments”. The final selling price for all provisionally priced products is based on forward market price based on the contract terms stipulated. The change in value of the provisionally priced receivable is based on relevant forward market prices. For contracts with variable pricing dependent on the content of minerals in the product delivered, the Company estimates the amount of consideration to which it will be entitled in exchange for transferring the products. The fair value of the final sale price adjustment is reassessed at each reporting date, based on all variable pricing elements and any changes are recognized as operational revenue in the statement of loss.

For June 2025, the Company recorded an adjustment to the provisional pricing, reflecting relevant differences between the price initially used and the price established for June sales.

The sensitivity of the Company’s risk related to the final settlement of provisional pricing accounts receivable expected to be determined during the second quarter of 2025 is detailed below:

	Volume (kt) (3)	Shipment average price	Variation	Effect on Sales Revenue

High grade lithium concentrate (Probable)(1)	113,570	846	11	1,234
High grade lithium concentrate (+20%)(2)	113,570	924	54	6,136
High grade lithium concentrate (-20%)(2)	113,570	616	(54)	(6,136)

(1) The sensitivity analysis for the probable scenario was measured using June 30, 2024, futures price from the Guangzhou Futures Exchange as a reference

(2) Provisional price on June 30, 2025.

(3) Total volume of contracts with exposure to market price fluctuation

Interest Rate Risk

This risk arises from short and long-term financial investments, financing and export prepayment linked to fixed and floating interest rates of the CDI, SELIC and SOFR, exposing these financial liabilities to interest rate fluctuations as shown in the sensitivity analysis framework.

The Company considered scenario probable and scenarios 1 and 2 of changes in interest rates volatility as of June 30, 2025.

The interest rates used in the sensitivity analysis in their respective scenarios are shown below together with the effects on the profit and loss balances for the six-month period ended June 30, 2025 :

		Notional	Probable scenario (1)	Scenario [1]	Scenario [2]
Liabilities
Rate		15.00% p.a.	15.00% p.a.	16.50% p.a.	18.00% p.a.
BDMG	Selic (+10% and +20%)	16,497	-1,194	-1,313	-1,433

Rate		4.12% p.a.	4.12% p.a.	4.22% p.a.	4.33% p.a.
Export prepayment agreement	SOFR (+2,5% and +5,0%)	100,000	-2,040	-2,091	-2,195

(1) Sensitivity analysis of the scenario probable was measured using as reference the rates on Jul 15, 2025.

During 2024, the Company entered into a swap operation with the objective of exchanging the interest exposure of an advance on foreign exchange contract calculated in USD, which is originally calculated on the notional amount in USD, to DI plus an interest rate calculated on the notional amount in R$. The table below demonstrates the swap results up to June 30, 2025, recognized in the financial result.

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

				Appreciation		Jun 25	Impact on financial income / (expense)
	Maturity	Functional currency	Notional	Asset position R$	Liabilities position R$	Receivable / (Payable) R$	Jun 25
Interest rate swap	11/24/2025	R$	121,070	126,776	(130,945)	(4,169)	(627)

Foreign Currency Risk

The exposure arises from the existence of assets and liabilities generated in US dollar, since the Company's functional currency is the Brazilian Real. The consolidated exposure as of June 30, 2025 is as follows:

Description	Jun 25
Canadian dollar
Cash and cash equivalents	57
Tax recoverable	605
Suppliers	(4,999)
Other current liabilities	(58)
Total	(4,395)
United States dollar
Cash and cash equivalents	14,215
Trade accounts receivable	16,764
Cash held as collateral	12,686
Suppliers	(723)
Prepayment from customer	(225)
Interest on export prepayment agreement	(8,421)
Export prepayment agreement	(143,250)
Total	(108,954)

We present below the sensitivity analysis for foreign exchange risks. The Company considered probable scenario(1), scenarios 1 and 2 as 10%, and 20%, respectively, of deterioration for volatility of the currency, using as reference the exchange rate on June 30, 2025.

The currencies used in the sensitivity analysis and its scenarios are shown below:

	Jun 25
Currency	Exchange rate	Probable scenario (1)	Scenario 1 (+/-10%)	Scenario 2 (+/-20%)
CAD (+)	4.0067	3.9273	4.32	4.7128
CAD (-)	4.0067	3.9273	3.5346	3.1418
USD (+)	5.4571	5.4052	5.9457	6.4862
USD (-)	5.4571	5.4052	4.8647	4.3242

The effects on profit and loss, considering scenarios 1 and 2 are shown below:

	Jun 25
	Notional	Probable scenario (1)	Scenario 1	Scenario 2
Canadian dollar-denominated(+)	(4,395)	89	(319)	(658)
Canadian dollar-denominated(-)	(4,395)	89	587	1,210
U.S. dollar-denominated(+)	(108,954)	1,046	(8,954)	(17,287)
U.S. dollar-denominated(-)	(108,954)	1,046	13,268	28,546

(1)	Sensitivity analysis of the scenario probable was measured using as reference the exchange rate, published by the Central Bank of Brazil on a Aug 12, 2025.

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Changes in Directors and Management

Except for the changes to the Board of Directors noted in the Corporate Highlights section, there were no other changes in directors or management during the three-month period ended June 30, 2025.

QUALIFIED PERSON

Please refer to the Company’s National Instrument 43-101 technical report titled “Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil” issued March 31, 2025, which was prepared for Sigma Lithium by Marc-Antoine Laporte, P.Geo, SGS Canada Inc., William van Breugel, P.Eng, SGS Canada Inc., Johnny Canosa, P.Eng, SGS Canada Inc., and Joseph Keane, P. Eng., SGS North America Inc. (the “Technical Report”). The Technical Report is filed on SEDAR and is also available on the Company’s website.

The independent qualified person (QP) for the Technical Report’s mineral resource estimates is Marc-Antoine Laporte P.Geo., M.Sc., of SGS Group in Quebec, Canada. Mr. Laporte is a Qualified Person as defined by Canadian National Instrument 43-101.

Other disclosures in this MD&A of a scientific or technical nature at the Grota do Cirilo Project have been reviewed and approved by Iran Zan MAIG (Membership number 7566), who is considered, by virtue of his education, experience and professional association, a Qualified Person under the terms of NI 43-101. Mr. Zan is not considered independent under NI 43-101 as he is Sigma Lithium Director of Geology.

Mr. Zan has verified the technical data disclosed in this MD&A not related to the current mineral resource estimate disclosed herein.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain information and statements in this MD&A may constitute “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of U.S. securities legislation (collectively, “Forward-Looking Information”), which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such Forward-Looking Information. All statements, other than statements of historical fact, may be Forward-Looking Information, including, but not limited to, mineral resource or mineral reserve estimates (which reflect a prediction of the mineralization that would be realized by development). When used in this MD&A, such statements generally use words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate” and other similar terminology. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this MD&A. Forward-Looking Information involves significant risks and uncertainties, should not be read as guarantees of future performance or results, and does not necessarily provide accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the Forward-Looking Information, which is based upon what management believes are reasonable assumptions, and there can be no assurance that actual results will be consistent with the Forward-Looking Information.

In particular (but without limitation), this MD&A contains Forward Looking Information with respect to the following matters: statements regarding anticipated decision making with respect to the Company; capital expenditure programs; estimates of mineral resources and mineral reserves; development of mineral resources and mineral reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of mineral resource and mineral reserve estimates, including whether mineral resources will ever be developed into mineral reserves; the timing and amount of future production; currency exchange and interest rates; expected outcome and timing of environmental surveys and permit applications and other environmental matters; potential positive or negative implications of change in government; the Company’s ability to raise capital and obtain project financing; expected expenditures to be made by the Company on its properties; successful operations and the timing, cost, quantity, capacity and quality of production; capital costs, operating costs and sustaining capital requirements, including the cost of construction of the processing plant; and competitive conditions and the ongoing uncertainties and effects in respect of the military conflict in Ukraine.

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Forward-Looking Information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-Looking Information is based upon a number of expectations and assumptions and is subject to several risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those disclosed in or implied by such Forward-Looking Information. With respect to the Forward-Looking Information, the Company has made assumptions regarding, among other things:

▪	General economic and political conditions (including but not limited to the impact of the continuance or escalation of the military conflict between Russia and Ukraine, the military conflict in Middle East, and other military and global conflicts, and the multinational economic sanctions in relation to such conflicts);

▪	Stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates;

▪	Stability and inflation of the Brazilian Real, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations;

▪	Demand for lithium, including that such demand is supported by growth in the EV market;

▪	Estimates of, and changes to, the market prices for lithium;

▪	The impact of increasing competition in the lithium business and the Company’s competitive position in the industry;

▪	The Company’s market position and financial and operating performance;

▪	The Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves;

▪	Anticipated timing and results of exploration, development and construction activities;

▪	Reliability of technical data;

▪	The Company’s ability to maintain full capacity commercial production, including that the Company will not experience any materials or equipment shortages, any labor or service provider outages or delays or any technical issues;

▪	The Company’s ability to obtain financing on satisfactory terms to develop its projects, if required;

▪	The Company’s ability to obtain and maintain mining, exploration, environmental and other permits, authorizations and approvals;

▪	The timing and outcome of regulatory and permitting matters;

▪	The exploration, development, construction and operational costs;

▪	The accuracy of budget, construction and operations estimates for the Company;

▪	Successful negotiation of definitive commercial agreements; and

▪	The Company’s ability to operate in a safe and effective manner.

Although management believes that the assumptions and expectations reflected in such Forward-Looking Information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Since Forward-Looking Information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

In addition, Forward Looking Information with respect to the potential outlook and future financial results contained in this MD&A is based on assumptions noted above and about future events, including economic conditions and proposed courses of action, based on management's assessment of the relevant information available as at the date of such information. Readers are cautioned that any such information should not be used for purposes other than for which it is disclosed.

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

The Company’s actual results could differ materially from those anticipated in any Forward-Looking Information as a result of various known and unknown risk factors, including (but not limited to) the risk factors referred to under the heading “Risk Factors” in this MD&A. Such risks relate to, but are not limited to, the following:

▪	There can be no assurance that market prices for lithium will remain at current levels or that such prices will improve;

▪	The market for EVs and other large format batteries remains an emerging technology in several markets. No assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to expand lithium operations;

▪	Changes in technology or other developments could result in preferences for substitute products;

▪	The imbalance in the lithium market due to an excess of supply from new or existing competitors could adversely affect prices;

▪	The Company’s financial condition, operations and results of operations are subject to political, economic, social, regulatory and geographic risks of doing business in Brazil;

▪	Inflation in Brazil, along with Brazilian governmental measures to combat inflation, may have a significant negative effect on the Brazilian economy and, as a result, on the Company’s financial condition and results of operations;

▪	Violations of anti-corruption, anti-bribery, anti-money laundering and economic sanctions laws and regulations could materially adversely affect the Company’s business, reputation, results of operations and financial condition;

▪	Corruption and fraud in Brazil relating to ownership of real estate could materially adversely affect the Company’s business, reputation, results of operations and financial condition;

▪	The Company is subject to regulatory frameworks applicable to the Brazilian mining industry which could be subject to further change, as well as government approval and permitting requirements, which may result in limitations on the Company’s business and activities;

▪	The Company’s operations are subject to numerous environmental laws and regulations and expose the Company to environmental compliance risks, which may result in significant costs and have the potential to reduce the profitability of operations;

▪	Physical climate change events and the trend toward more stringent regulations aimed at reducing the effects of climate change could have an adverse effect on the Company’s business and operations;

▪	The Company’s future production estimates are based on existing mine plans and other assumptions which change from time to time. No assurance can be given that such estimates will be achieved;

▪	The Company’s capital and operating cost estimates may vary from actual costs and revenues for reasons outside of the Company’s control;

▪	Insurance may not be available to insure against all such risks, or the costs of such insurance may be uneconomic. Losses from uninsured and underinsured losses have the potential to materially affect the Company’s financial position and prospects;

▪	The Company is subject to risks associated with securing title, property interests and exploration and exploitation rights;

▪	The Company is subject to strong competition in Brazil and in the global mining industry;

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

▪	The Company may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to securities, labor, environmental and health and safety matters, which could result in consequences material to its business and operations;

▪	The Company’s mineral resource and mineral reserve estimates are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that identified mineral resources, or mineral reserves will ever qualify as a commercially mineable (or viable) deposit;

▪	The Company’s operations and the development of its projects may be adversely affected if it is unable to maintain positive community relations;

▪	The Company is exposed to risks associated with doing business with counterparties, which may impact the Company’s operations and financial condition;

▪	The Company may not be able to secure the supply of key raw material;

▪	The Company may not be able to meet the quality requirements of its customers;

▪	Any limitation on the transfer of cash or other assets between the Company and the Company’s subsidiaries, or among such entities, could restrict the Company’s ability to fund its operations efficiently or the ability of its subsidiaries to distribute cash otherwise available for distributions;

▪	The Company is subject to risks associated with its reliance on consultants and others for mineral exploration and exploitation expertise;

▪	The Company's operations are subject to the high degree of risk normally incidental to the exploration for, and the development and operation of, mineral properties;

▪	From time to time, the Company may become involved in litigation, which may have a material adverse effect on its business, financial condition and prospects;

▪	The current military conflict in Ukraine and the Middle East and the economic or other sanctions imposed in response to such military conflicts and other global conflicts may impact global markets in such a manner as to have a material adverse effect on the Company’s business, operations, financial condition and stock price;

▪	Operating cash flow may be insufficient for future needs;

▪	The Company may be unable to achieve cash flow from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on the Company's indebtedness, or maintain its debt covenants;

▪	The Company may not be able to obtain sufficient financing in the future on acceptable terms, which could have a material adverse effect on the Company’s business, results of operations and financial condition. In order to obtain additional financing, the Company may conduct additional (and possibly dilutive) equity offerings or debt issuances in the future;

▪	Actions taken by foreign governments regarding critical minerals may affect the Company’s business;

▪	The Company’s operations may be adversely affected if its licenses and permits are challenged, revoked, amended, not issued or not renewed;

▪	The Company may be subject to sudden tax changes, which can have a material adverse effect on profitability;

▪	The Company may be unable to achieve cash flow from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on the Company’s indebtedness, or maintain its debt covenants;

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

▪	The Company has not declared or paid dividends in the past and may not declare or pay dividends in the future;

▪	The Company has increased costs as a result of being a public company both in Canada listed on the TSXV and in the United States listed on the Nasdaq, and its management is required to devote further substantial time to United States public company compliance efforts;

▪	If the Company does not implement and maintain adequate and appropriate internal controls over financial reporting as outlined in accordance with NI 52-109 or the Rules and Regulations of the SEC. Accordingly, inappropriately designed or ineffective controls could result in inaccurate financial reporting;

▪	As a foreign private issuer, the Company is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to its shareholders;

▪	Failure to retain key officers, consultants and employees or to attract and retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success;

▪	The Company’s business depends on strong labor and employment relations;

▪	The Company is subject to currency fluctuation risks;

▪	The Company is subject to interest rates fluctuation;

▪	The Company may face challenges in accessing global capital markets;

▪	Failure in the infrastructure that the Company relies upon could have an adverse effect on the its operations;

▪	Certain directors and officers of the Company are, or may become, associated with other natural resource companies which may give rise to conflicts of interest;

▪	The market price for the Company’s shares may be volatile and subject to wide fluctuations in response to numerous factors beyond its control, and the Company may be subject to securities litigation as a result;

▪	If securities analysts, industry analysts or activist short sellers publish research or other reports about the Company’s business, prospects or value, which questions or downgrades the value of the Company, the price of the Common Shares could decline;

▪	The Company will have broad discretion over the use of the net proceeds from offerings of its securities;

▪	There is no guarantee that the Common Shares will earn any positive return in the short term or long term;

▪	The Company has a major shareholder which owns 42.86% of the outstanding Common Shares and, as such, for as long as such shareholder directly or indirectly maintains a significant interest in the Company, it may be in a position to affect the Company’s governance, operations and the market price of the Common Shares;

▪	As the Company is a Canadian corporation but many of its directors and officers are not citizens or residents of Canada or the U.S., it may be difficult or impossible for an investor to enforce judgements against the Company and its directors and officers outside of Canada and the U.S. which may have been obtained in Canadian or U.S. courts or initiate court action outside Canada or the U.S. against the Company and its directors and officers in respect of an alleged breach of securities laws or otherwise. Similarly, it may be difficult for U.S. shareholders to effect service on the Company to realize on judgements obtained in the United States;

▪	The Company is governed by the Ontario Business Corporations Act and by the securities laws of the province of Ontario, which in some cases have a different effect on shareholders than U.S. corporate laws and U.S. securities laws;

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SIGMA LITHIUM CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025
(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

▪	The Company is subject to risks associated with its information technology systems and cyber-security; and

▪	The Company may be a Passive Foreign Investment Company, which may result in adverse U.S. federal income tax consequences for U.S. holders of Common Shares.

Readers are cautioned that the foregoing lists of assumptions and risks are not exhaustive. The Forward-Looking Information contained in this MD&A is expressly qualified by these cautionary statements. All Forward-Looking Information in this MD&A speaks as of the date of this MD&A. The Company does not undertake any obligation to update or revise any Forward-Looking Information, whether as a result of new information, future events, or otherwise, except as required by applicable securities law. Additional information about these assumptions, risks, and uncertainties is contained in the Company’s filings with securities regulators, including this MD&A and the Annual Information Form, which are available on SEDAR+ at www.sedarplus.ca.

CAUTIONARY NOTE REGARDING MINERAL RESERVE & MINERAL RESOURCE ESTIMATE

Technical disclosure regarding the Company’s properties included in this document has not been prepared in accordance with the requirements of U.S. securities laws. Without limiting the foregoing, such technical disclosure uses terms that comply with reporting standards in Canada and estimates are made in accordance with NI 43-101. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the CIM Definition Standards.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information contained in this MD&A is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

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